UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 15, 2021

SANDBRIDGE ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-39516	85-1615012
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1999 Avenue of the Stars, Suite 2088 Los Angeles, CA (Address of principal executive offices)	90067 (Zip Code)

Registrant’s telephone number, including area code: (424) 221-5743

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	SBG.U	New York Stock Exchange LLC
Shares of Class A common stock included as part of the units	SBG	New York Stock Exchange LLC
Redeemable warrants, included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SBG WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On February 15, 2021, Sandbridge Acquisition Corporation, a Delaware corporation (“Sandbridge” or the “Company”), entered into a business combination agreement by and among Sandbridge, Project Olympus Merger Sub, Inc., a wholly owned subsidiary of Sandbridge (“Merger Sub”), and Owlet Baby Care Inc. (“Owlet”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by Sandbridge’s board of directors (the “Board”) on February 12, 2021. Owlet’s board of directors unanimously approved the business combination on February 13, 2021.  If the Business Combination Agreement is approved by Sandbridge’s and Owlet’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Owlet, with Owlet surviving the merger as a wholly owned subsidiary of Sandbridge (the “Merger”). In addition, in connection with the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), Sandbridge will be renamed “Owlet, Inc.” and is referred to herein as “New Owlet” as of the time following such change of name.

Business Combination Agreement

The Business Combination Agreement provides for, among other things and upon the terms and subject to the conditions thereof, the following (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”): (i) the filing of a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger; (ii) at the effective time of the Merger (the “Effective Time”), the filing of the an amended and restated certificate of incorporation, as approved by the Board and to be adopted by Sandbridge stockholders (the “Proposed Charter”), with the Secretary of State of the State of Delaware, and adoption of the bylaws of New Owlet to be adopted pursuant to the Business Combination Agreement (together with the Proposed Charter, the “Governing Documents”); (iii) as a consequence of the Merger, at the Effective Time, the governing documents of Merger Sub will be the governing documents of the surviving company in the Merger, which will change its name to “Owlet Baby Care, Inc.” following the Merger; and (iv) as a consequence of the Merger, at the Effective Time, the directors and officers identified by Sandbridge and Owlet pursuant to the Business Combination Agreement will be the initial directors and officers of the New Owlet, each to hold office in accordance with the Governing Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until their earlier of their death, resignation or removal.

Effect of the Business Combination on Existing Sandbridge Equity

As a consequence of the Business Combination, each share of Sandbridge Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will automatically convert into a share of New Owlet Class A common stock (“New Owlet common stock”) on a one-for-one basis in accordance with the terms of Sandbridge’s amended and restated certificate of incorporation, dated September 14, 2020. The Business Combination will have no effect on the Sandbridge Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.

Consideration to Owlet Equityholders in the Business Combination

As a consequence of the Merger, at the Effective Time, (i) each share of Owlet capital stock that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the number of shares of New Owlet common stock equal to the Exchange Ratio (as defined in the Business Combination Agreement), rounded down to the nearest whole share; (ii) each option to purchase shares of Owlet common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Owlet and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Owlet common stock equal to the number of shares of Owlet common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, except that, subject to specified limitations, holders of vested options may instead elect to receive a cash payment in lieu of assumption of a portion of their vested options up to an aggregate cap of $10 million; and (iii) each share of Owlet common stock that is subject to a risk of forfeiture or right of repurchase at the original purchase price as of immediately prior to the Effective Time shall be subject to the same risk of forfeiture or right of repurchase (proportionately adjusted to reflect the Exchange Ratio) which risk of forfeiture or right of repurchase shall lapse in accordance with the same vesting schedule as that of the Owlet restricted stock.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type.

The New Owlet board will consist of up to nine (9) directors, two of whom will be designated by Sandbridge and the remainder of whom will be designated by Owlet.  The current officers of Owlet will be appointed as officers of New Owlet immediately following the Effective Time.

In addition, Sandbridge has agreed to adopt and recommend to their stockholders that they approve the Owlet, Inc. 2021 Employee Stock Purchase Plan and the Owlet, Inc. 2021 Incentive Award Plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of Sandbridge and Owlet to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of Sandbridge’s stockholders, (iii) the approval of Owlet’s stockholders, (iv) Sandbridge’s satisfaction of any applicable continuing listing requirements of the New York Stock Exchange; (v) after giving effect to the Business Combination, Sandbridge having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining immediately after the Effective Time; and (vi) the delivery of the executed Registration Rights Agreement and Stockholders Agreement, as described in the Business Combination Agreement.

In addition, the obligation of Owlet to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds available for release from Sandbridge’s trust account (after giving effect to any redemptions of shares of Sandbridge Class A common stock  and deducting deferred underwriting commissions being held in the Trust Account and transaction expenses of Sandbridge) equaling no less than $140,000,000 and (ii) the delivery of the executed Registration Rights Agreement and Stockholders Agreement, as described in the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to: (i) by the mutual written consent of Sandbridge and Owlet; (ii) by Sandbridge, subject to certain exceptions, if any of the representations or warranties made by Owlet are not true and correct or if Owlet fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Sandbridge could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) July 31, 2021 (the “Termination Date”); (iii) by Owlet, subject to certain exceptions, if any of the representations or warranties made by Sandbridge or Merger Sub (together, the “Sandbridge Parties”) are not true and correct or if any Sandbridge Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Owlet could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) the Termination Date; (iv) by either Sandbridge or Owlet if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either Sandbridge or Owlet, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable; (vi) by either Sandbridge or Owlet, if the approval of the required transaction proposals is not obtained at the special meeting of Sandbridge stockholders called to consider matters related to the Business Combination (the “Special Meeting”) (including any adjournment thereof); or (vii) by Sandbridge, if Owlet does not deliver, or cause to be delivered to Sandbridge, a written consent of the Owlet stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Owlet stockholders required to approve and adopt such matters.

The Business Combination is expected to close in the second quarter of 2021, following the receipt of the required approval by Sandbridge’s stockholders and the fulfillment of other customary closing conditions.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Sandbridge does not believe that these schedules contain information that is material to an investment decision.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Sandbridge has entered into subscription agreements, dated as of February 15, 2021 (the “Subscription Agreements”), with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Sandbridge has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 13,000,000 shares of Sandbridge Class A common stock at a price of $10.00 per share (the “PIPE Financing”), for aggregate gross proceeds of $130 million. The shares of Sandbridge Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Sandbridge will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein. The Subscription Agreements contain representations, warranties and covenants that the respective parties made to each other as of the date of the Subscription Agreements or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.

Amended and Restated Registration Rights Agreement

At the Closing, New Owlet, the initial stockholders of Sandbridge at the time of its initial public offering, including Sandbridge Acquisition Holdings LLC (the “Sponsor”) (the “Sponsor Equityholders”), and certain other holders of Owlet capital stock (the “Owlet Equityholders” and together with the Sponsor Equityholders, the “Holders”) will enter into the Amended and Restated Registration Rights Agreement. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, New Owlet will be obligated to file a registration statement to register the resale of certain securities of the New Owlet held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million. The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Stockholders Agreement

In connection with the Closing, New Owlet, Eclipse Ventures Fund I, L.P. and Eclipse Continuity Fund I, L.P. (together, “Eclipse”) will enter into a Stockholders Agreement to provide for certain governance rights and address certain governance matters relating to New Owlet. The Stockholders Agreement provides Eclipse with certain nomination rights until Eclipse beneficially owns less than 10% of the outstanding common stock of New Owlet, and that Lior Susan will serve as Chairperson of the New Owlet Board.

Sponsor Letter Agreement

Concurrent with the execution of the Business Combination Agreement, the Sponsor and certain initial stockholders of Sandbridge at the time of its initial public offering, directors and officers entered into a Sponsor Letter Agreement pursuant to which the Sponsor and each other holder of founder shares has agreed, among other things, (a) to appear at the Special Meeting or otherwise cause its shares to be counted as present for the purpose of establishing quorum; (b) to vote (or execute a written consent), or cause to be voted (or consent to be granted) any Sandbridge common stock and Founder shares owned by it, him or her at such special meeting in person, or by proxy, in favor of the Business Combination and the adoption of the Business Combination Agreement and the transactions contemplated thereby; (c) to vote (or execute a written consent) or cause to be voted (or consent to be granted) any Sandbridge common stock or founder shares owned by it, him or her at such special meeting in person, or by proxy, against any alternative business combination or any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the related transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of Sandbridge under the Business Combination Agreement or the Sponsor under the Sponsor Letter Agreement and (d) not redeem any shares of founder shares owned by it, him or her in connection with the stockholder approval.  Pursuant to the Sponsor Letter Agreement, a percentage of Sandbridge Class A common stock held by the Sponsor shall be subject to certain time and performance-based vesting provisions.

The parties to the Sponsor Letter Agreement have also agreed, subject to certain exceptions, not to transfer any founder shares or private placement warrants (or any shares of common stock issued or issuable upon exercise thereof) until the earlier of (A) 18 months after the Closing or (B)(i) with respect to one-third (1/3) of the founder shares and one-third (1/3) of the private placement warrants (or any shares of common stock issued or issuable upon exercise thereof) if the closing price of the New Owlet common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing and (ii) with respect to an additional one-third (1/3) of the founder shares and one-third (1/3) of the private placement warrants (or any shares of common stock issued or issuable upon exercise thereof) if the closing price of the New Owlet common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing.

This description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Certain Transfer Restrictions

Additionally, Owlet stockholders will be subject to certain restrictions on transfer with respect to the shares of New Owlet common stock issued as part of the merger consideration (the “Lock-Up Shares”) pursuant to the form of bylaws to be adopted by Sandbridge immediately prior to the Closing. Such restrictions begin at Closing and end on the date that is the earlier of (A) 18 months after the Closing and (B)(i) with respect to one-third (1/3) of the Lock-Up Shares if the closing price of the New Owlet common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing and (ii) with respect to an additional one-third (1/3) of the Lock-Up Shares if the closing price of the New Owlet common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 240 days following the Closing.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Sandbridge common stock is incorporated by reference herein. The shares of common stock to be offered and sold to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On February 16, 2021, the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and Exhibit 99.3 hereto and incorporated by reference herein is the investor presentation dated February 2021 and the related transcript, respectively, which will be used by the Company with respect to the transactions contemplated by the Business Combination Agreement.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the proposed Business Combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  The Company’s and Owlet’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the proposed Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Sandbridge Acquisition Corporation, 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067, Attention: Ken Suslow, Chief Executive Officer, (424) 221-5743.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s prospectus dated September 14, 2020 relating to its initial public offering,, which has been filed and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Sandbridge Acquisition Corporation, 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067, Attention: Ken Suslow, Chief Executive Officer, (424) 221-5743. To the extent such holdings of the Company’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or Sandbridge’s or Owlet’s future financial or operating performance. For example, statements regarding the satisfaction of closing conditions to the proposed Business Combination and the expected timing of the completion of the proposed Business Combination, the benefits of the proposed Business Combination, the competitive environment in which Owlet operates, and the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against Sandbridge, Owlet, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of Sandbridge or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; changes to the proposed structure or terms of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or in response to market reaction to the announcement of the transaction; the ability to meet stock exchange listing standards at or following the consummation of the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Owlet as a result of the announcement and consummation of the proposed Business Combination, and as a result of the post-transaction company being a publicly listed issuer; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Owlet’s management and key employees; costs related to the proposed Business Combination, including costs associated with the post-transaction company being a publicly listed issuer; changes in applicable laws or regulations; the possibility that Owlet or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; Owlet’s estimates of expenses and profitability; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering, and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus to be delivered to Sandbridge’s stockholders and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by Sandbridge.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of February 15, 2021, by and among Sandbridge Acquisition Corporation, Project Olympus Merger Sub, Inc. and Owlet Baby Care Inc.
10.1	Form of Subscription Agreement
10.2	Sponsor Letter Agreement
99.1	Press Release, dated February 16, 2021.
99.2	Investor Presentation, dated February 2021.
99.3	Investor Presentation Transcript, dated February 2021

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANDBRIDGE ACQUISITION CORPORATION

	By:	/s/ Ken Suslow
	Name:	Ken Suslow
	Title:	Chief Executive Officer

Date: February 16, 2021